UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM N-54A

NOTIFICATION OF ELECTION TO BE SUBJECT TO SECTIONS 55

THROUGH 65 OF THE INVESTMENT COMPANY ACT OF 1940 FILED

PURSUANT TO SECTION 54(a) OF THE ACT

The undersigned business development company hereby notifies the Securities and Exchange Commission that it elects, pursuant to the provisions of section 54(a) of the Investment Company Act of 1940 (the “Act”), to be subject to the provisions of sections 55 through 65 of the Act and, in connection with such notification of election, submits the following information:

Name:	Mill City Ventures III, Ltd.
Address of Principal Business Office (No. & Street, State, Zip Code):	130 West Lake Street Suite 300 Wayzata, Minnesota 55391
Telephone Number (including area code):	(952) 473-3442
Name and address of agent for service of process:	Douglas M. Polinsky, Chief Executive Officer 130 West Lake Street Suite 300 Wayzata, Minnesota 55391

Check one of the following:

☒

The company has filed a registration statement for a class of equity securities pursuant to section 12 of the Securities Exchange Act of 1934. Give the file number of the registration statement or, if the file number is unknown or has not yet been assigned, give the date on which the registration statement was filed:

File No. 000-53045.

☐	The company is relying on rule 12g-2 under the Securities Exchange Act of 1934 in lieu of filing a registration statement for a class of equity securities under that Act.

The file number of the registration as an investment company pursuant to section 8(a) of the Act, if any, of the company:     811-22778

The file number of the registration as an investment company pursuant to section 8(a) of the Act, if any, of any subsidiary of the company:              N/A

The undersigned company certifies that it is a closed-end company organized under the laws of the State of Minnesota and with its principal place of business in Minnesota; that it will be operated for the purpose of making investments in securities described in section 55(a)(1) through (3) of the Investment Company Act of 1940; and that it will make available significant managerial assistance with respect to issuers of such securities to the extent required by the Act.

Pursuant to the requirements of the Act, the undersigned company has caused this notification of election to be subject to sections 55 through 65 of the Investment Company Act of 1940 to be duly signed on its behalf in the City of Minneapolis and State of Minnesota on the 7th day of February 2013.

MILL CITY VENTURES III, LTD.

/s/ Douglas M. Polinsky
Name: Douglas M. Polinsky
Title: Chief Executive Officer

Attest:	/s/ Joseph A. Geraci, II
Name: Joseph A. Geraci, II
Title: Chief Financial Officer